

Mail Stop 4631

September 14, 2017

Via E-mail
Ben Stas
Chief Financial Officer
EWT Holdings I Corp.
181 thorn Hill road
Warrendale, PA 15086

> **Re:** **EWT Holdings I Corp.**
> **Amendment 1 to Draft Registration Statement on Form S-1**
> **Submitted August 31, 2017**
> **CIK No. 1604643**

Dear Mr. Stas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment 1 of our letter dated August 14, 2017, and we reissue the comment. We are unable to locate throughout your Summary section disclosure responsive to our comment. Please revise throughout your Summary section, rather than amending existing bullet points at the end of your Summary, to provide balancing information and giving equal prominence to the risks and challenges you face.

Summary Consolidated Financial and Operating Data, page 19

2. Based on the pro forma adjustments in note F on page 72, note K on page 74, and note P on page 75 in the pro forma financial statements, it is not clear to us how or why adjustments (a) and (d) to the non-GAAP financial measure, pro forma adjusted EBITDA, for the year ended September 30, 2016 and the nine months ended June 30, 2017, are appropriate. It appears to us you may be eliminating the same expenses twice. Please advise or revise.

3. We have reviewed your response to comment 9 of our letter dated August 14, 2017; however, it remains unclear to us how the amounts in adjustments (a), (e) and (f) to the non-GAAP financial measure, adjusted EBITDA, were determined or how they reconcile to other disclosures in your filing. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

Results of Operations, page 89

4. We have reviewed your response to comment 10 of our letter dated August 14, 2017. As previously requested, please enhance your discussion of results of operations to separately disclose and discuss changes in revenues and cost of sales from products and revenues and cost of sales from services during each period presented. Your current disclosures discuss gross profit but do not separately disclose and discuss gross profit margins from products and from services and the reasons for changes between periods. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 107

Cash Flows, page 109

5. We have reviewed your response to comment 12 of our letter dated August 14, 2017. As we previously requested, please further enhance your disclosures to provide a more robust discussion of changes in operating, investing and financing cash flows during each period presented. Your discussion should focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Your revised discussions should not only quantify the impact of the line item(s) that contributed to changes but should also explain the reasons for fluctuations. For example, it appears there were material changes related to numerous line items within operating cash flows for the year ended September 30, 2016 as compared to the year ended September 30, 2015; however, your disclosures only generally discuss increased working capital needs and increased accrued restructuring expenses. Refer to SEC Interpretive Release No. 33-8350.

Financial Statements for the Year Ended September 30, 2016

Schedule I, page F-51

6. We have reviewed your response to comment 11 of our letter dated August 14, 2017. Please reconcile the differences between consolidated and parent company equity reflected in your financial statements.

Financial Statements for the Period Ended June 30, 2017

3. Acquisitions and Divestures, page F-69

7. For acquisitions that occurred during the current interim period, please demonstrate to us how you determined no additional historical financial statements are required based on the income test in Rule 3-05 of Regulation S-X.

10. Product Warranties, page F-76

8. We note warranty accruals declined during the two years ended September 30, 2016 and continued to decline during the nine months ended June 30, 2017 although revenues increased during each period. Please disclose and discuss how you determine warranty accruals and explain why amounts have declined during the periods presented.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Vincent Grieco, Esq.
        Andrew Barkan, Esq.
        Meredith Mackey, Esq.